

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

<u>Via U.S. Mail</u>
Robert Schneiderman
Chief Executive Officer
ScripsAmerica, Inc.
Corporate Office Centre Tysons II
1650 Tysons Boulevard, Suite 1580
Tysons Corner, VA 22102

> **Re: ScripsAmerica, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 000-54550**

Dear Mr. Schneiderman:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 9A. Control and Procedures, page 42

(c) Management's Report on Internal Control over Financial Reporting, page 42

1. We note your disclosures regarding the material weaknesses you have identified in your internal control over financial reporting. However, you have not included your conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2013 as required by Item 308(a) of Regulation S-K. Please provide us with and confirm that in future filings you will include your assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year end as required by Item 308(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining